Exhibit 99.4

Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, John Celenza, certify that:

1.	I have reviewed this annual report on Form 40-F/A of Cizzle Brands Corporation;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

Date: October 28, 2026
/s/ John Celenza
John Celenza
Chief Executive Officer